Buckeye Partners, L.P.

One Greenway Plaza, Suite 600

Houston, Texas 77046

(832) 615-8600

December 19, 2017

By EDGAR

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3
(Registration No. 333-221918) of Buckeye Partners, L.P.

Dear Mr. Schwall:

On behalf of Buckeye Partners, L.P., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:30 p.m., Washington, D.C. time, on December 21, 2017, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by calling Ramey Layne at (713) 758-4629 or Doug Lionberger at (713) 758-3656.

If you need any additional information, please contact me at (832) 615-8600.

Very truly yours, BUCKEYE PARTNERS, L.P.

By:	Buckeye GP LLC, its general partner

By:	/s/ Todd J. Russo
Name:	Todd J. Russo
Title:	Senior Vice President, General Counsel and Secretary